Exhibit 99.7

Consolidated Financial Statements of

CHAP MERCANTILE INC.

(Unaudited – Prepared by Management)

Nine months ended May 31, 2004

CHAP MERCANTILE INC. Consolidated Balance Sheets

	May 31,	August 31,
	2004	2003
	Unaudited	Consolidated

ASSETS

Current
Cash and equivalents	$427,200	$114,862
Accounts receivable	311	195,363
Inventory	-	270,733
Prepaids and deposits	-	7,071

	427,511	588,029

Capital Assets	-	119,680

	$427,511	$707,709

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and
accrued liabilities	$5,628	$69,238
Current portion of obligations
under captial leases	-	12,475

	5,628	81,713

Obligations under capital leases	-	38,568

Total Liabilities	5,628	120,281

Shareholders' equity
Share capital (Note 4)	945,000	945,000
Contributed surplus (Note 4)	12,875	-
Deficit	(535,992)	(357,572)

	421,883	587,428

	$427,511	$707,709

See accompanying notes to unaudited consolidated financial statements

CHAP MERCANTILE INC. Consolidated Statements of Operations and Deficit (Unaudited – Prepared by Management)

	Three Month Period Ended		Nine Month Period Ended
	May 31,		May 31,
	2004	2003	2004	2003

EXPENSES
Compensation expense (Note 5)	10,014	-	10,014	-
Management fees	3,000	-	3,000	-
Office and general	918	2,567	12,118	7,701
Professional and consulting fees	9,154	-	9,154	-
Transfer agent and filing fees	3,798	-	3,798	-
Wages and salaries	-	4,500	15,500	13,500

Loss before the undernoted	26,884	7,067	53,584	21,201

Interest income	892	-	2,469	-

Net loss from continuing operations	25,992	7,067	51,115	21,201

Income from discontinued
operations (Note 2)	-	49,577	-	64,762

Loss on disposal of subsidary	-	-	(127,305)	-

Net (loss) income	(25,992)	42,510	(178,420)	43,561

Deficit, beginning of period	(510,000)	(233,195)	(357,572)	(234,246)

Deficit, end of period	$(535,992)	$(190,685)	$(535,992)	$(190,685)

Basic and diluted loss per share	$(0.003)	$0.005	$(0.021)	$0.005

Weighed average number of
common shares outstanding	8,600,000	8,600,000	8,600,000	8,600,000

See accompanying notes to unaudited consolidated financial statements

CHAP MERCANTILE INC. Consolidated Statements of Cash Flows (Unaudited – Prepared by Management)

	Three Month Period Ended		Nine Month Period Ended
	May 31,		May 31,
	2004	2003	2004	2003

CASH FLOWS FROM
OPERATING ACTIVITIES
Loss for the period	$(25,992)	$42,510	$(178,420)	$43,561
Items not affecting cash:
Non-cash stock-based compensation (Note 6)	12,875	-	12,875	-
Loss on disposal of subsidiary	-	-	127,305	-
Changes in non-cash working capital items	(11,524)	7,732	25,578	25,525

Net cash (used in) provided by operating activities	(24,641)	50,242	(12,662)	69,086

CASH FLOWS FROM
INVESTING ACTIVITIES
Settlement receivable	-	2,100	-	(10,000)
Proceeds from the sale of subidiary (Note 2)	-	-	325,000	-

Net cash provided by (used in) investing activities	-	2,100	325,000	(10,000)

Change in cash and equivalents during
the period	(24,641)	52,342	312,338	59,086

Cash and equivalents, beginning of period	451,841	122,272	114,862	115,528

Cash and equivalents, end of period	$427,200	$174,614	$427,200	$174,614

See accompanying notes to unaudited consolidated financial statements

CHAP MERCANTILE INC. Notes to Unaudited Consolidated Financial Statements May 31, 2004 and 2003

1.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared using the same accounting policies and methods of application as was used in the most recent annual financial statements. These consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Company for the year ended August 31, 2003.

Share Based Compensation

The Company issues options to purchase shares under the terms described in Note 5.

Effective September 1, 2003, the Company adopted prospectively the new recommendations of the CICA with respect to stock-based compensation. Under the new recommendations, the Company recognizes compensation costs for the granting of all stock options and direct awards of stock using a fair value-based methodology for measuring compensation costs

The consideration received on the exercise of share options is credited to share capital.

Loss per Share

Loss per share is computed on the basis of the weighted average number of shares outstanding for the period. The effect of potential issuance of shares pursuant to outstanding share purchase option agreements and warrants have not been disclosed as they are anti-dilutive. If the Company has outstanding dilutive stock options and warrants in any period, the diluted loss per share will be calculated using the treasury stock method.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2.	DISCONTINUED OPERATIONS

On February 25, 2004, the Company sold its subsidiary, Dial Locksmith Ltd., for the sum of $325,000 to the former directors of the Company.

3.	SILVER TRANSACTION

In July, 2004, the Company agreed to purchase 100% of the silver produced by Wheaton River Minerals Ltd’s. (“Wheaton”) Luismin mining operations in Mexico for an upfront payment of $262 million payable in cash and common shares of the Company plus a per ounce payment of US$3.90, subject to adjustment (the “Silver Transaction”). As part of the transaction the Company will change its name to Silver Wheaton Corporation. In connection with the transaction, the Company announced a private placement to raise up to $70 million through the sale of subscription receipts (See Note 4).

CHAP MERCANTILE INC. Notes to Unaudited Consolidated Financial Statements May 31, 2004 and 2003

4.	SHARE CAPITAL

	Number		Contributed
	of Shares	Amount	Surplus

Authorized:
Unlimited number of common voting shares
Unlimited number of preferred shares

As at August 31, 2003	8,600,000	$945,000	$-
Stock-based compensation	-	-	12,875

As at May 31, 2004	8,600,000	$945,000	$12,875

As part of the Silver Transaction (See Note 3) the Company announced a private placement of up to 175,000,000 subscription receipts at $0.40 per subscription receipt for gross proceeds of $70 million. Each subscription receipt will entitle the holder to acquire one common share and one half of one common share purchase warrant for no additional consideration. Each whole warrant will entitle the holder to purchase one common share at $0.80 per share for a period of five years after the closing date of the Silver Transaction.

In connection with the Silver Transaction, the Company will seek shareholder approval to change its name to “Silver Wheaton” and consolidate its outstanding common shares on a one for five basis.

Stock Options and Warrants

The Company issues share purchase options to directors, officers, and employees of the Company and persons who provide ongoing services to the Company under an incentive stock option plan and has reserved 10% of the outstanding common shares for issue of share purchase options under this plan. The exercise price of share purchase options will be no less than the closing price of the shares on the business day immediately preceding the date on which the option is granted. Options will normally vest immediately. Options will expire no later than five years from the grant date, except that they will expire within ninety days when the holder is no longer qualified to hold the option (other than for cause, when the option will expire immediately).

In accordance with the Company’s stock option plan, the Company issued 450,000 stock options to directors and consultants during the nine months ended May 31, 2004. The stock options issued are exercisable into common shares at a price of $0.15 per share expiring January 27, 2009.

A summary of the changes in stock options is presented below.

	Options
	outstanding &	Weighted average
	exercisable	exercise price

At August 31, 2003	-	$-
Issued	450,000	0.15

At May 31, 2004	450,000	$0.15

CHAP MERCANTILE INC. Notes to Unaudited Consolidated Financial Statements May 31, 2004 and 2003

4.	SHARE CAPITAL (continued)

The following table summarizes information about the stock options outstanding at May 31, 2004.

	Outstanding &
	exercisable	Exercise price	Expiry date

Options	450,000	$0.15	January 27, 2009

Subsequent to May 31, 2004, 100,000 options, exercisable at $0.15 per share, were exercised for proceeds of $15,000.

5.	STOCK BASED COMPENSATION

In 2003, the Company adopted, on a prospective basis, the fair value based method of accounting for all stock-based compensation (Note 2). Under this method, compensation expense is recognized when stock options and warrants are granted and vested. The Company issued 100,000 stock options to consultants. Using the Black-Scholes option pricing model, the fair value of the options issued was $2,861 which has been recorded in the statement of operations as consulting fees with corresponding contributed surplus recorded in shareholders’ equity. The Company also granted 350,000 stock options to directors during the nine month period. The fair value of options issued was $10,014 which has been recorded as compensation expense in the statement of operations with corresponding contributed surplus recorded in shareholders’ equity.

The following assumptions were used for the Black Scholes valuation of stock options:

Risk-free interest rate	3.7%
Expected life	5 years
Annualized volatility	10.0%
Dividend rate	0.00%

6.	SEGMENTED INFORMATION The Company currently operates in one business segment, being the acquisition of resource properties.

British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
YY/MM/DD
CHAP MERCANTILE INC.	04 / 05 / 31	04 / 07 / 30

ISSUER'S ADDRESS	Suite 1600 —609 Granville Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TEL NO.
Vancouver	BC	V7Y 1C3	604-669-3877	604-609-1302
CONTACT PERSON	CONTACT'S POSITION			CONTACT TEL NO.
Geir Liland	Director			604-609-1302
CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
YY/MM/DD
"GEIR LILAND"	GEIR LILAND	04 / 07 /30

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
YY/MM/DD
"JOHN G. PROUST"	JOHN G. PROUST	04 / 07 / 30

CHAP MERCANTILE INC. FORM 51-901F – QUARTERLY REPORT May 31, 2004

SCHEDULE A: FINANCIAL INFORMATION

See attached unaudited financial statements for the nine month period ended May 31, 2004.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1.	See attached unaudited financial statements for the nine month period ended May 31, 2004.

2.	Related party transactions: None.

3.	a)	Summary of securities issued during the period: None.

	b)	Summary of options granted during the nine month period:

		Number of	Exercise
Date of		Common	Price per
Issue	Optionee	Shares	Share	Expiry date
January 27, 2004	Consultants/Directors	450,000	$ 0.15	January 27, 2009

4.	a)	Authorized share capital : Unlimited Common Shares
Unlimited Preferred Shares

	b)	Shares issued and outstanding: 8,600,000 Common Shares
Share capital: $ 945,000

	c)	Summary of options and warrants outstanding:

	Number	Exercise
	of Shares	Price	Expiry Date

Options	450,000	$0.15	January 27, 2009

d)	Shares held in escrow:	None
	Subject to pooling:	None

5	Directors and officers:
	Geir Liland	Director & President Appointed February 25, 2004
	John Proust	Director Appointed February 25, 2004
	John Ridley	Director Appointed February 25, 2004
	Verlee Webb	Secretary Appointed May 03, 2004

CHAP MERCANTILE INC. FORM 51-901F – QUARTERLY REPORT May 31, 2004

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Background of the Company and Description of the Business

The Company historically has been in the business of retailing commercial and residential safes through its wholly owned subsidiary Dial Locksmith Ltd. (“Dial”). On February 25, 2004, at the Annual and Special meeting of it shareholders, the Company approved the sale of Dial for the sum of $325,000 to insiders of the Company. Upon receiving approval of the sale, the existing board of directors did not stand for re-election and a new board of directors was elected. The new management is seeking opportunities in the resource sector. On April 1, 2004, in accordance with revised TSX-V policies, the Company was transferred to the NEX board from Tier 2 and its trading symbol was changed to CPC.H. On July 14th, 2004, the Company entered into the Silver Transaction described below.

Discussion of operations and financial condition

During the nine month period ended May 31, 2004, the Company incurred a loss of $178,420 or ($0.021) a share compared to net income of $43,561 or $0.005 per share. In February 2004, the Company sold its wholly owned subsidiary to insiders of the Company; therefore, analysis and comparison of the respective nine month periods on a total net income basis does not enhance understanding of the financial condition of the Company. Examining results from continuing operations, the Company incurred a loss of $51,115 or ($0.006) per share compared to a loss of $21,201 or ($0.002) per share for the nine month period ended May, 2004, an increase of 140%. The source of this increase were increases in compensation expense of $10,014, consulting and professional fees of $9,154 and transfer agent and filing fees of $3,798. The increase in compensation expense relates to the issuance of 350,000 options to directors of the company and is a non cash expense. The remaining increases are the result of the legal and professional costs related to the sale of the subsidiary as well as costs associated with the change of management.

An understanding of the trends and causes of variation in earnings would not be gleanable through an examination of the previous quarters as the nature of operations of the company has changed due to the sale of its operating subsidiary. Future earnings will be dependant upon the Company’s ability to complete equity financings and the successful acquisition of an interest in assets or a business.

Silver Transaction

In July, 2004, the company announced that it agreed to purchase 100% of the silver produced by Wheaton River Minerals Ltd’s. (“Wheaton”) Luismin mining operations in Mexico for an upfront payment of $262 million payable in cash of $46 million and 540 million common shares plus a per ounce payment at a price equal to the lesser of (a) US$3.90 per ounce, (subject to consumer price adjustment after three years) and (b) the then prevailing market price per once of silver (the "Silver Transaction"). In connection with the Silver Transaction, the Company proposes to change its name to Silver Wheaton Corporation (“Silver Wheaton”).

Silver Wheaton is intended to be a pure silver play and Wheaton will continue to own 75% of Silver Wheaton. In connection with the Silver Transaction, Silver Wheaton intends to complete up to a maximum of $70 million equity financing.

Each of Silver Wheaton and Wheaton has agreed to provide the other with a right of first opportunity on precious metal exploration or development properties or mining operations in Mexico which it acquires after the closing of the transaction and advances to feasibility or production stage in the next three years. In the event that either Silver Wheaton or Wheaton exercises such right, the property will be owned on a 51%-Wheaton, 49%-Silver Wheaton basis. In addition, Wheaton has the right to maintain its pro rata interest in Silver Wheaton for a period of three years provided that it holds at least 20% of the outstanding shares of Silver Wheaton.

Luismin Mining Operations

Luismin S.A. de C.C. ("Luismin"), a wholly-owned subsidiary of Wheaton, sold 1,612,900 ounces of silver for the three months ended March 31, 2004, 6,054,200 ounces of silver for the year ended December 31, 2003 and expects to increase its silver production to more than 8 million ounces by 2006. Luismin's principal silver mining operations in Mexico are comprised of several mines in the San Dimas district, on the borderline of the states of Durango and Sinaloa and the San Martin mine in the State of Queretaro.

As part of the Silver Transaction the Company announced a private placement of up to 175,000,000 subscription receipts at $0.40 per subscription receipt for gross proceeds of up to $70 million. Each subscription receipt will entitle the holder to acquire one common share and one half of one common share purchase warrant for no additional consideration. Each whole warrant will entitle the holder to purchase one common share at $0.80 per share for a period of five years after the closing date of the Silver Transaction.

In connection with the Silver Transaction, the Company will seek shareholder approval to change its name to “Silver Wheaton” and consolidate its outstanding common shares on a one for five basis.

Investor Relations

The Company held its last Annual General Meeting on February 25, 2004. No other investor relations activities have occurred.

Liquidity and Solvency

As at May 31, 2004 the Company has a working capital position of $421,833, which is sufficient to cover ongoing obligations as they become due in the coming year. Subsequent to May 31, 2004, 100,000 options were exercised for proceeds of $15,000.

The net proceeds from the private placement will be used to fund the cash portion of the purchase price of the Silver Transaction and to search for acquisitions and for working capital.

Additional information relating to the Company is available on SEDAR at www.sedar.com.